UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. )*

     Oglebay Norton Company
(Name of Issuer)

  Common Stock, par value $0.01 per share
(Title of Class of Securities)

     677007205
(CUSIP Number)

        January 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ x ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.:677007205	Page 2 of __ Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pacholder Associates, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 868,184 0 868,184

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 868,184

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 22.5%

12	TYPE OF REPORTING PERSON* CO, IA

SCHEDULE 13G

CUSIP No.: 677007205	Page 3 of __ Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Banc One High Yield Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 868,184 0 868,184

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 868,184

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 22.5%

12	TYPE OF REPORTING PERSON* OO, IA

SCHEDULE 13G

CUSIP No.:677007205	Page 4 of __ Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pacholder & Company LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 255,263 0 255,263

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 255,263

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.5%

12	TYPE OF REPORTING PERSON* OO, IA

SCHEDULE 13G

CUSIP No.: 677007205	Page 5 of __ Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) One Group High Yield Bond Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION MASSACHUSETTS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 504,618 0 504,618

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 504,618

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.1%

12	TYPE OF REPORTING PERSON* OO, IV

SCHEDULE 13G

CUSIP No.:677007205	Page 6 of __ Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pacholder High Yield Fund, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION MARYLAND

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 255,263 0 255,263

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 255,263

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.5%

12	TYPE OF REPORTING PERSON* CO

SCHEDULE 13G

CUSIP No.: 677007205	Page 7 of __ Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) One Group Income Bond Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION MASSACHUSETTS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 54,643 0 54,643

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,643

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.7%

12	TYPE OF REPORTING PERSON* OO, IV

SCHEDULE 13G

CUSIP No.: 677007205	Page 8 of __ Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Southern UTE Permanent Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION federally recognized Indian tribe

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 26,338 0 26,338

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,338

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.8%

12	TYPE OF REPORTING PERSON* OO

SCHEDULE 13G

CUSIP No.: 677007205	Page 9 of __ Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Legacy Aggressive High Yield Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 16,393 0 16,393

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,393

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.5%

12	TYPE OF REPORTING PERSON* PN

SCHEDULE 13G

CUSIP No.: 677007205	Page 10 of __ Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WCI Steel, Inc. Defined Pension Benefit Plan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 10,929 0 10,929

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,929

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3%

12	TYPE OF REPORTING PERSON* CO

Item 1(a). Name of Issuer:

Oglebay Norton Company

Item 1(b). Address of Issuer's Principal Executive Offices:

North Point Tower 1001 Lakeside Avenue, 15th Floor Cleveland, Ohio 44114

Item 2(a). Name of Persons Filing:

Pacholder Associates, Inc.*
Pacholder & Company LLC
Banc One High Yield Partners, LLC
One Group High Yield Bond Fund
Pacholder High Yield Fund, Inc.
One Group Income Bond Fund
Legacy Aggressive High Yield Fund
Southern UTE Permanent Fund
WCI Steel, Inc. Defined Pension Benefit Plan

* Pacholder Associates, Inc. is a registered investment adviser. Pacholder Associates, Inc. has two affiliated registered investment advisors that are joint ventures, Pacholder & Company LLC, which is owned 49% percent by Banc One Investment Advisors Corporation and 51% by Pacholder Associates, Inc. and Banc One High Yield Partners, LLC, which is owned 51% by Banc One Investment Advisors Corporation and 49% by Pacholder Associates, Inc.

Item 2(b). Address of Principal Business Office or, if None, Residence:

8044 Montgomery Rd. Suite 555 Cincinnati, Ohio 45236

Item 2(c). Citizenship:

One Group High Yield Bond Fund and One Group Income Bond Fund are organized in the State of Massachusetts. Pacholder High Yield Fund, Inc. is a Maryland Corporation. Pacholder Associates, Inc., Pacholder & Company LLC, Banc One High Yield Partners, LLC, and WCI Steel, Inc. Defined Pension Benefit Plan, are organized under the laws of Ohio. Legacy Aggressive High Yield Fund is a Texas limited partnership. Southern UTE Permanent Fund is a federally recognized Indian tribe.

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e). CUSIP Number:

677007205

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	[ x ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);*

(f)	[ x ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);*

(g)	[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

* Each of the following entities are eligible to file this Schedule 13G pursuant to Rule 13d-1(b): each of Pacholder Associates, Inc., Banc One High Yield Partners, LLC and Pacholder & Company LLC is an investment adviser registered under Section 203 of the Investment Advisers Act and (ii) WCI Steel, Inc. Defined Pension Benefit Plan is an employee benefit plan in accordance with Rule 13d-1(b)(1)(ii)(F). Each of One Group High Yield Bond Fund, Pacholder High Yield Fund, Inc., One Group Income Bond Fund, Legacy Aggressive High Yield Fund, and Southern UTE Permanent Fund is eligible to file this Schedule 13G pursuant to Rule 13d-1(c).

Item 4. Ownership:

(a)	Amount beneficially owned: 868,184*

(b)	Percent of class: 22.5%*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 868,184*

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 868,184*

* The 868,184 shares of Common Stock of the Issuer are held directly by the following amounts: One Group High Yield Bond Fund owns 124,464 shares of Common Stock and 380,154 shares of Series A Convertible Preferred Stock, par value $0.01 per share, of the Issuer (the “Convertible Preferred Stock”), Pacholder High Yield Fund, Inc. owns 65,893 shares of Common Stock and 189,370 shares of Convertible Preferred Stock, One Group Income Bond Fund owns 14,643 shares of Common Stock and 40,000 shares of Convertible Preferred Stock, Southern UTE Permanent Fund owns 7,058 shares of Common Stock and 19,280 shares of Convertible Preferred Stock, Legacy Aggressive High Yield Fund owns 4,393 shares of Common Stock and 12,000 shares of Convertible Preferred Stock, and WCI Steel, Inc. Defined Pension Benefit Plan owns 2,929 shares of Common Stock and 8,000 shares of Convertible Preferred Stock.

Pursuant to their terms, the shares of Convertible Preferred Stock are convertible at the option of the holder into shares of Common Stock at an initial ratio of one share of Convertible Preferred Stock into one share of Common Stock. Therefore, One Group High Yield Bond Fund is deemed to beneficially own 504,618 shares of Common Stock representing 14.1% of the class, Pacholder High Yield Fund, Inc. is deemed to beneficially own 255,263 shares of Common Stock representing 7.5% of the class; One Group Income Bond Fund is deemed to beneficially own 54,643 shares of Common Stock representing 1.7% of the class, Southern UTE Permanent Fund is deemed to beneficially own 26,338 shares of Common Stock representing 0.8% of the class, Legacy Aggressive High Yield Fund is deemed to beneficially own 16,393 shares of Common Stock representing 0.5% of the class; and WCI Steel, Inc. Defined Pension Benefit Plan is deemed to beneficially own 10,929 shares of Common Stock representing 0.3% of the class.

By virtue of investment advisory agreements between Pacholder Associates, Inc. and its affiliated investment advisory firms, including Banc One High Yield Partners, LLC and Pacholder & Company LLC, and certain investment advisory clients, including One Group High Yield Bond Fund, Pacholder High Yield Fund, Inc., One Group Income Bond Fund, Southern UTE Permanent Fund, Legacy Aggressive High Yield Fund, and WCI Steel, Inc. Defined Pension Benefit Plan (collectively, the “Pacholder Entities”), (i) Pacholder Associates, Inc. and Banc One High Yield Partners, LLC may be deemed to share beneficial ownership of the aggregate of 868,184 shares of Common Stock owned by the Pacholder Entities representing 22.5% of the class, and (ii) Pacholder & Company LLC is deemed to share beneficial ownership of 255,263 shares of Common Stock owned by Pacholder High Yield Fund, Inc. representing 7.5% of the class. Each of Pacholder Associates, Inc., Banc One High Yield Partners, LLC, and Pacholder & Company LLC expressly disclaims beneficial ownership of such Common Stock except to the extent of its respective pecuniary interest in the Issuer’s Common Stock.

Item 5. Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8. Identification and Classification of Members of the Group:

Not applicable.

Item 9. Notice of Dissolution of Group:

Not applicable.

Item 10. Certifications:

By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit A – Joint Filing Agreement, dated February 10, 2005, by and among the Reporting Persons.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2005

Pacholder Associates, Inc.

/s/ William J. Morgan
      Name: William J. Morgan
      Title: President

Banc One High Yield Partners, LLC

By: /s/ William J. Morgan
      Name: William J. Morgan
      Title: Manager

Pacholder & Company LLC

By: /s/ William J. Morgan
      Name: William J. Morgan
      Title: Manager

One Group High Yield Bond Fund
By: Banc One High Yield Partners, LLC

By: /s/ William J. Morgan
      Name: William J. Morgan
      Title: Manager

Pacholder High Yield Fund, Inc.
By: Banc One High Yield Partners, LLC

By: /s/ William J. Morgan
      Name: William J. Morgan
      Title: Manager

One Group Income Bond Fund
By: Banc One High Yield Partners, LLC

By: /s/ William J. Morgan
      Name: William J. Morgan
      Title: Manager

Legacy Aggressive High Yield Fund
By: Banc One High Yield Partners, LLC

By: /s/ William J. Morgan
      Name: William J. Morgan
      Title: Manager

Southern UTE Permanent Fund
By: Banc One High Yield Partners, LLC

By: /s/ William J. Morgan
      Name: William J. Morgan
      Title: Manager

WCI Steel, Inc. Defined Pension Benefit Plan
By: Banc One High Yield Partners, LLC

By: /s/ William J. Morgan
      Name: William J. Morgan
      Title: Manager

EXHIBIT A - JOINT FILING AGREEMENT

          The undersigned hereby agree that the Statement on Schedule 13G filed herewith (and any amendments thereto), is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated: February 10, 2005

Pacholder Associates, Inc.

/s/ William J. Morgan
      Name: William J. Morgan
      Title: President

Banc One High Yield Partners, LLC

By: /s/ William J. Morgan
      Name: William J. Morgan
      Title: Manager

Pacholder & Company LLC

By: /s/ William J. Morgan
      Name: William J. Morgan
      Title: Manager

One Group High Yield Bond Fund
By: Banc One High Yield Partners, LLC

By: /s/ William J. Morgan
      Name: William J. Morgan
      Title: Manager

Pacholder High Yield Fund, Inc.
By: Banc One High Yield Partners, LLC

By: /s/ William J. Morgan
      Name: William J. Morgan
      Title: Manager

One Group Income Bond Fund
By: Banc One High Yield Partners, LLC

By: /s/ William J. Morgan
      Name: William J. Morgan
      Title: Manager

Legacy Aggressive High Yield Fund
By: Banc One High Yield Partners, LLC

By: /s/ William J. Morgan
      Name: William J. Morgan
      Title: Manager

Southern UTE Permanent Fund
By: Banc One High Yield Partners, LLC

By: /s/ William J. Morgan
      Name: William J. Morgan
      Title: Manager

WCI Steel, Inc. Defined Pension Benefit Plan
By: Banc One High Yield Partners, LLC

By: /s/ William J. Morgan
      Name: William J. Morgan
      Title: Manager